U.S. Securities and Exchange Commission
                Washington, D.C. 20549
                       FORM 10-KSB
(Mark One)
[X]  Annual report under Section 13 or 15(d) of the Securities
Exchange Act of 1934
For the fiscal year ended December 31, 1998

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934
  [No Fee Required]
  For the transition period from ________ to __________

  Commission file number  0-9137

                   U.S. GOLD CORPORATION
       (Name of small business issuer in its charter)
    Colorado                             84-0796160
(State or other jurisdiction of       (I.R.S. Employer
incorporation or organization        Identification No.)

              2201 Kipling Street, Suite 100
                Lakewood, Colorado 80215
    (Address of principal executive office) (Zip Code)

      Issuers telephone number  (303) 238-1438

Securities registered pursuant to Section 12(b) of the Exchange
Act:
Title of each class         Name of each exchange on which
registered
None                              N/A

Securities registered pursuant to Section 12(g) of the Exchange
Act:

                 Common Stock, $0.10 par value
                     (Title of class)

Check whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.    Yes   X     No

Check if there is no disclosure of delinquent filers pursuant to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [X].

State issuers revenues for its most recent fiscal year.  $130,944 in revenues for year ended December 31, 1998.

The aggregate market value (at the last trade price of $0.16 per share) of the Common Stock of U.S. Gold Corporation held by nonaffiliates as of March 15, 1999 was approximately $2,210,000.
As of March 15, 1999, there were 13,927,469 shares of Common Stock, par value $0.10, outstanding.

Documents incorporated by reference:  None.

Transitional Small Business Disclosure Format (check one): yes no x

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS REPORT WHICH RELATE TO THE COMPANYS PLANS, OBJECTIVES OR FUTURE PERFORMANCE MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF MANAGEMENT. ACTUAL STRATEGIES AND RESULTS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY EXPECTED BECAUSE OF FACTORS INCLUDING GOLD PRICE, MINERALIZED MATERIAL GRADES, METALLURGICAL RECOVERY, OPERATING COSTS, MARKET VALUATION, AND PROJECT OPERATORS DECISIONS AND PERFORMANCE UNDER THE TONKIN SPRINGS LIMITED LIABILITY COMPANY, AS WELL AS OTHER RISKS AND UNCERTAINTIES.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development

U.S. Gold Corporation (the Company) was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, the Company, pursuant to a vote of its shareholders, changed its name from Silver State Mining Corporation to U.S. Gold Corporation. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

The Companys principal property is Tonkin Springs (Tonkin Springs) located in Eureka County Nevada, which interest is held by Tonkin Springs Venture Limited Partnership (TSVLP), a Nevada limited partnership owned 100 percent by wholly-owned subsidiaries of the Company. On December 31, 1993, TSVLP sold a 60 percent undivided interest in Tonkin Springs to Gold Capital Corporation (Gold Capital), a Colorado corporation. TSVLP retained a 40 percent undivided interest in Tonkin Springs. Effective February 26, 1999, TSVLP and Gold Capital terminated the Tonkin Springs Project Mining Venture Agreement dated December 31, 1993 as amended (the 1993 Agreement). Gold Capital then immediately sold its 60 percent undivided interest in the Tonkin Springs Properties and Assets (the Properties) to Tonkin Springs Holdings Inc., a Colorado corporation
(TSHI) which is owned by subsidiaries of Sudbury Contact Mines Limited, an Ontario, Canada corporation (Sudbury)(SUD:TSE), which is itself a subsidiary of Agnico-Eagle Mines Limited, an Ontario, Canada corporation (Agnico-Eagle) (AME:NYSE). TSHI then immediately contributed its 60 percent undivided interest in the Properties into a new limited liability company, Tonkin Springs LLC (TSLLC) in exchange for 60 percent of the equity membership interest of TSLLC, and TSVLP contributed its 40 percent undivided interest in the Properties into TSLLC in exchange for 40 percent of the equity membership interest of TSLLC.

During 1990, the Company completed construction of its milling facility at Tonkin Springs and operated the integrated mill facility in a start-up mode commencing March, 1990. However, because of severe liquidity problems the Company put the operation on stand-by status beginning in June, 1990, while the Company concluded a transaction on February 13, 1991 with wholly-owned subsidiaries of Homestake Mining Company of California (hereinafter Denay). In that transaction, the Company sold 51 percent undivided interest in the Tonkin Springs project to Denay and the parties contributed their respective interests in the Tonkin Springs project into the TSVLP. Denay conducted and funded exploration and other activities at Tonkin Springs until its withdrawal from TSVLP effective October 9, 1992. Upon Denay's withdrawal, the Company, through its wholly-owned subsidiaries, became the 10 percent owner of TSVLP and assumed responsibility for Tonkin Springs until the transaction with Gold Capital described above that was effective December 31, 1993.

Business

General

The Company is primarily engaged in the precious metal mining business in the continental United States, however, it may also
evaluate and develop properties outside the United States.   The
Company, through its wholly-owned subsidiaries, owns an interest in the Tonkin Springs gold mine located in Eureka County, Nevada.

As a gold mining company, the Companys activities include, at various times and to various degrees, exploration, land acquisition, geological evaluation and feasibility studies of properties and, where warranted, development and construction of mining and processing facilities, mining and processing and the sale of gold and other metal by-products. The Company also may enter into joint ventures or partnerships to accomplish these activities. All refined bullion is either sold to outside companies, delivered in satisfaction of forward sale delivery contracts, or held in inventory for later disposition. The Company also may enter into joint undertakings with other companies to accomplish the same purposes.

Contribution of 40 Percent Interest in Tonkin Springs into Tonkin
Springs Limited Liability Company

Effective February 26, 1999 (collectively the Effective Date), TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40 percent and 60 percent undivided interests in the Properties. Gold Capital then immediately sold its 60 percent interest in the Properties to TSHI, and then TSHI and TSVLP each immediately contributed their respective undivided interests in the Properties into a new Delaware limited liability
company, the Tonkin Springs LLC (TSLLC).   In this transaction and
in exchange for contributing their respective undivided interests in the Properties, TSVLP received 40 percent of the equity membership interest of TSLLC, and TSHI received 60 percent of the equity membership interest of TSLLC. The deemed amount of the Initial Contribution of TSVLP to the TSLLC is $2 million and the deemed amount of TSHI Initial Contribution to TSLLC is $3 million. The objective of TSLLC is the exploration, evaluation and, if justified, the development and mining of mineral resources at the Properties.

Under the Members Agreement and the Operating Agreement of the TSLLC, TSHI is required to fund all costs related to the Properties, including all holding, administrative, operational and exploration costs, until TSHI has first expended $4 million on exploration of the Properties (the Cut-Off Date). All expenditures funded by TSHI prior to the Cut-Off Date shall be added to TSHIs Recoupable Amount which has as its opening balance the sum of $5,625,000, which represents approximately one-half of the recoupment account balance of Gold Capital under the 1993 Agreement
as of the Effective Date.   If TSHI should withdraw from the TSLLC
prior to Cut-Off, TSHI shall have no further right, title or interest in the Properties of TSLLC and its ownership interest shall be deemed transferred to TSVLP. In addition, TSHI shall remain obligated to TSVLP: (i) to fund the remaining balance of the adopted Program and Budget in effect upon termination, (ii) to complete its Minimum Work Commitment for exploration of the Properties in the amount of $2 million, or pay to TSVLP the deficiency, (iii) to pay any unpaid Monthly Minimum Payments to TSVLP (as described further below) that are due and payable, and
(iv) to fund and satisfy all unfunded liabilities to third parties arising out of operations conducted subsequent to the Effective Date but prior to the date of TSHIs withdrawal or deemed
withdrawal.   TSVLP and TSHI (the Members) have designated Tonkin
Springs Management Co., a Colorado corporation (TSMC, and an affiliate of TSHI) as the initial Manager of the Properties with overall management responsibilities for operations.

At the Effective Date, TSHI paid to TSVLP $190,000, and agreed to make additional payments to TSVLP in the amount of $45,000 per month commencing March 1, 1999 and continuing for an additional 34 months (collectively Minimum Payments to TSVLP). The aggregate of Minimum Payments to TSVLP, $1,720,000, represent consideration for the terms and conditions of the TSLLC, and one half of such payments will be added to TSHIs Recoupable Amount as discussed further below. As of December 31, 1998, the Company recorded a $1,720,000 receivable due from the TSLLC reflecting the Minimum Payments to TSVLP of which $640,000 was classified as a current asset offset by a $1,720,000 deferred credit, with the effect that the entire receivable is offset by a deferred credit.
The Operating Agreement of the TSLLC defines Commencement of Commercial Production (CCP) as the last day of a consecutive two-month period during which payable or accountable gold production from the Properties totals at least 3,000 ounces of gold per month, provided that such production is part of an approved Program of at least one year in duration which contemplates an estimated budgeted production rate of at least 36,000 ounces of gold per annum. After CCP 60 percent of positive cash flow from the operations of the Properties (Cash Flow), if any, shall be distributed to TSHI until TSHI has recovered its Recoupment Amount, and the remaining 40 percent of Cash Flow shall be distributed to the Members based upon their respective ownership interest on a calendar quarter basis.
If TSVLPs ownership interest has been reduced, then the preferential percentage applied to TSHIs Recoupment Amount shall be TSHIs adjusted interest with the remaining amount distributed to the Members based upon their respective ownership interest. After TSHI has recovered the Recoupment Amount, 100 percent of Cash Flow shall be distributed to the Members in proportion to the Members ownership interest. Therefore, initially during the period in which TSHI is thus receiving preferential payments, TSVLP shall receive 16 percent of Cash Flow from operations. Cash Flow otherwise due TSVLP shall first be applied to reduce any Elected Loans outstanding from TSHI, as discussed further below.

On the last day in the calendar month in which CCP is achieved, TSHI shall pay TSVLP an additional amount to be calculated by multiplying $15,000 times the number of months from the Effective Date through the month in which CCP is achieved (the Lump-Sum Payment).

After the Cut-Off Date, TSHI is required to exercise reasonable efforts to attempt to obtain third party project financing for any development of the Properties requiring funding of more than $20 million.

After the Cut-Off Date, TSVLP is required to fund its 40 percent share of all costs of the Properties or be subject to dilution under a formula. Either party may elect to contribute a lesser amount or none towards its share of an adopted program and budget. However, as long as TSHI owns at least 50 percent interest in TSLLC, TSHI is obligated to loan TSVLP its share of funding of an adopted program and budget after the Cut-Off Date under one-year term loans (the Elected Loan) with an interest rate of LIBOR plus 2 percent. If, however, TSVLP does not repay an Elected Loan when due, TSHI shall have no further obligation to make additional Elected Loans to TSVLP and the amounts of defaulted Elected Loans and accrued interest thereon (the Default Amount) shall be incorporated into the computation of dilution of TSVLPs working interest under a formula. Under the formula for dilution of either Members interest in the TSLLC, the diluting partys Initial Contribution plus any contributions to approved programs and budgets after Cut-Off is the numerator; divided by a denominator which is the Initial Contribution of both parties, the contribution of either party to approved program and budgets after Cut-Off, plus any Default Amount; and then multiplying the result by one hundred. If, however, the ownership interest of any Member falls to 10 percent or less as a result of the forgoing calculation, then such Member shall be deemed to have withdrawn from the TSLLC and to have automatically relinquished and transferred its interest to the other Member and upon such relinquishment the withdrawing Member shall be granted an overriding 2 percent net smelter royalty (the
NSR) on products subsequently extracted, removed and sold from the Properties.

The Company has guaranteed TSVLPs obligations under the TSLLC and TSVLP has given a security interest (consisting of its ownership interest arising under the TSLLC) in favor of TSHI to secure its performance under the TSLLC. Sudbury has guaranteed certain obligations of TSHI.

The Company recognized neither a gain nor a loss on the termination of the 1993 Agreement or with the contribution of its 40 percent undivided interest in the Properties to the TSLLC.

Sale of 60 Percent Interest in Tonkin Springs Properties to Gold
Capital

On December 31, 1993 (the 1993 Closing), TSVLP sold a 60 percent undivided interest in the Tonkin Springs properties and obligations
(the Properties) to Gold Capital.   TSVLP retained a 40 percent
undivided interest in the Properties. TSVLP and Gold Capital then made their respective interest in Tonkin Springs subject to the Tonkin Springs Project Joint Venture (Project Joint Venture) with Gold Capital designated manager. Gold Capital was responsible for funding of all costs related to Tonkin Springs through the transaction with TSHI effective February 26, 1999, described above.

Gold Capital purchased its 60 percent undivided interest in the Properties from TSVLP for a purchase price and other consideration of approximately $7,830,000 representing the estimated fair market value of the assets purchased. The purchase price included $200,000 in cash at Closing; delivery of a 7.5 percent mortgage note in the amount of $3.8 million (the Promissory Note); 300,000 shares of Gold Capitals Series A Convertible Preferred Stock (Preferred Stock) having an assigned value of $3 million and subsequently converted into 1,750,000 shares of commons stock of Gold Capital, and the assumption of 60 percent of a reclamation obligation recorded at $960,000. Effective August 29, 1997, the remaining balance of the Promissory Note was paid.

Effective August 29, 1997, Gold Capital became a wholly-owned subsidiary of Globex Mining Enterprises, Inc. (Globex), a Canadian corporation with shares traded on the Toronto stock exchange (symbol: GMX) pursuant to the merger of Gold Capital with a subsidiary of Globex (the Gold Capital Merger). With the Gold Capital Merger the Company and TSVLP received an aggregate of 631,905 shares of Globex common stock in exchange for shares of Gold Capital received upon conversion of its Preferred Stock and other shares of Gold Capital received for interest on the Preferred Stock and other liabilities of Gold Capital to the Company. Globex raised approximately $12 million in equity related to the Gold Capital Merger, a significant portion of which was invested in the Project Joint Venture.

The Company agreed to amend the Project Joint Venture Agreement effective upon the Gold Capital Merger. Included in the terms of the amendment, Gold Capital i) paid off the balance of the Promissory Note to TSVLP in the amount of $1,206,449 including $66,804 of accrued interest, ii) agreed to finance any capital requirements of TSVLP after Commencement of Commercial Production, and iii) agreed to pay TSVLP $60,000 per month in minimum cash distributions during a 36 month period commencing September 1, 1998. Gold Capital paid $120,000 of the required minimum cash distributions to TSVLP in 1998 but had not paid an additional required $120,000. The amendment also increased the maximum recoupment amount from $6 million to $11.25 million which amount was to be reimbursed to Gold Capital from a preferential portion (84 percent) of cash flows from the operations of the Properties, if any.

The Company recognized the gain from the sale of the 60 percent interest in the Tonkin Springs Properties to Gold Capital using the installment method of accounting. At August 29, 1997, there was $1,789,100 in deferred gain remaining which was associated with the Gold Capital common stock received in exchange for Gold Capital Preferred Stock. With the Gold Capital Merger this deferred gain was eliminated as non-realizable as provided under the installment method of accounting.

Loan Settlement Agreement with FABC

Effective February 21, 1992, the Company entered into a Loan Settlement Agreement with its former senior secured lender, French American Banking Corporation (FABC). As partial consideration to FABC under that agreement the Company entered into an agreement between Tonkin Springs Gold Mining Company (TSGMC), a wholly owned subsidiary of the Company, and FABC entitled Agreement To Pay Distributions, which requires TSGMC to pay a limited portion of certain distributions, if any, from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC. Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 of retained distributions, as defined in such agreement, received from the TSVLP, plus (ii) an amount equal to 50 percent of such retained distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder.

Competitive Business Conditions

The exploration for, and the acquisition and development of gold properties are subject to intense competition. Companies with greater financial resources, larger staffs, more experience, and more equipment for exploration and development may be in a better position than the Company to compete for such mineral properties. The Companys present limited cash flow means that its ability to compete for properties to be explored and developed is more limited than in the past. The Company believes that competition for acquiring mineral prospects will continue to be intense in the future. The Company may have to undertake greater risks than more established companies in order to compete. The market price for gold depends on numerous factors beyond the Companys control, including production or sales by other gold producing nations.

Major Customers

Sales of refined gold and silver bullion derived from operating properties in the past have been made to unaffiliated companies.
The Company believes that the loss of these customers would not affect its business.

Patents, Trademarks, Licenses, Franchises, Concessions

The Company co-owns with Denay three United States patents (expiring in 2008) and two Republic of South Africa patents covering various aspects of its bio-oxidation technology. If feasible, the Company intends to exploit its bio-oxidation expertise, technology and patents derived from activities at Tonkin Springs to help create business opportunities in the gold mining business. The Company owns by itself two Chilean patents related to its bio-oxidation technology. No research and development expenditures have been incurred by the Company during the last two years.

The Company does not own any trademarks, licenses, franchises or concessions, except mining interests granted by governmental authorities and private landowners. No portion of its business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

Government Regulations

In connection with mining, milling and exploration activities, the Company is subject to extensive Federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mining reclamation, waste disposal, and the protection of endangered or threatened species.

Numerous and in some regards conflicting bills have been introduced during the last several sessions in the U.S. Congress, some of which are currently pending, which would supplant or radically alter the provisions of the Mining Law of 1872. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of companies to develop mineral resources on unpatented mining claims. Under the terms of these bills, the ability of companies to a obtain patent on unpatented mining claims would be nullified or substantially impaired, and most contain provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could adversely affect the potential for development of such claims and the economics of operating new or even existing mines on federal unpatented mining claims. The Companys financial performance could therefore be affected adversely by passage of such legislation. Pending possible reform of the Mining Law of 1872, Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications. It is not possible to predict whether any change in the Mining Law of 1872 will, in fact, be enacted or, if enacted, the form the changes may take.

Costs and Effects of Compliance with Environmental Laws

In connection with its mining, milling and exploration activities, the Company is required to comply with various federal, state and local laws and regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company or joint venture participants have obtained, or are in the process of obtaining, environmental permits, licenses or approvals required for its operations. Management of the Company is not aware of any material violations of environmental permits, licenses or approvals issued with respect to the Company's operations.

The Company through TSVLP, owns a 40 percent interest in the Tonkin Springs Properties, and is jointly responsible for the reclamation
obligations related to disturbances at the Properties.   A
reclamation plan and projected cost estimate for the Properties was prepared by TSVLP in 1993 and estimated the reclamation costs associated with current disturbances at the Properties at approximately $1.4 million. The plan was filed with appropriate governmental agencies (the Nevada Department of Environmental Protection and the Federal Bureau of Land Management). During November, 1997, Gold Capital posted a reclamation bond in the preliminary amount of $1.3 million with the appropriate governmental agencies for the Tonkin Springs Properties.

The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties. The Company is not currently subject to any material pending administrative or judicial enforcement proceedings arising under environmental laws or regulations. Environmental laws and regulations may be adopted and enacted in the future which may have an impact on the Company's operations. The Secretary of the Interior has announced his intent to undertake rule making procedures to impose more comprehensive surface management regulations on mineral operations of Federal lands. The Company cannot now accurately predict or estimate the impact of any such future laws or regulations on its operations.

Employees

At December 31, 1998, the Company had 3 employees, each of whom were employed on a full-time basis.

ITEM 2.  DESCRIPTION OF PROPERTIES.

Tonkin Springs Properties

General

Through February 26, 1999, the Company through TSVLP held a 40 percent undivided ownership interest in the Tonkin Springs Properties, Eureka County, Nevada (Properties or Project), subject to the Project Joint Venture. Until that date Gold Capital owned the remaining 60 percent undivided interest in the Properties, and was Project manager. Effective February 26, 1999, TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40 percent and 60 percent undivided interests in the Properties. Gold Capital then immediately sold its 60 percent interest in the Properties to TSHI, and then TSHI and TSVLP each immediately contributed their respective undivided interests in the Properties into the TSLLC in exchange for 40 percent and 60 percent, respectively, of the equity stock of TSLLC. The Properties are located on the Battle Mountain-Cortez Trend, approximately 45 miles northwest of Eureka, Nevada.

General

Tonkin Springs is an open-pit gold mining and processing project consisting of unpatented mining claims, an integrated milling facility, and support facilities on approximately 14,980 acres of Federal land located along the Battle Mountain - Cortez Trend approximately 45 miles northwest of the town of Eureka in Eureka County, Nevada. Part of the mineralized material at the Project is contained in sulfides and will require pre-treatment prior to the conventional mill or heap recovery processing. An important part of the mineralized material at the Project is in the oxide form (the Tonkin North deposit) and is amenable to conventional heap leach extraction methods.

Recent Activities at Tonkin Springs

During 1998, and reflecting the limited funding available to Gold
Capital, activities at the Project primarily consisted of holding and maintenance of the Properties, test work and continued work on permitting.

Access to the Project is provided by a county maintained road. Electrical power is provided through a substation located near the mill and operated by Sierra Pacific Power Company. Water is available through production wells which have been established on the site. The Project also contains an assay laboratory and metallurgical pilot plant testing lab. In addition to the heavy equipment shop for repair and maintenance of mining equipment, a repair shop and warehouse building is situated adjacent to the mill building. The site also contains facilities to store and distribute propane, diesel fuel and gasoline. An administrative building is available to office management and administrative personnel. Potable water will be brought in from outside the Project.

Geology

Host rocks for gold mineralization at Tonkin Springs consist of a sequence of Paleozoic rocks that were subsequently faulted, intruded and mineralized. Gold-bearing solutions originated at depth and migrated up along fracture systems until reaching fractured rock or chemically favorable rock suitable for deposition of mineralized material. Later volcanism, faulting, erosion and sedimentation affected the mineralized material.

Claims

The Tonkin Springs Project consists of a total of 1,059 claims. Of that amount, an aggregate of 207 of the unpatented mining claims covered by the Project are leased from unaffiliated third parties pursuant to two mining leases. One lease at Tonkin North, which covers 197 claims, has an initial term which expires December 31, 2006 and may be extended from year to year, up to a maximum term of 99 years, by production from the leased claims. The Buffington Lease, which covers 10 claims, had an initial term which expired August 9, 1996, and has been extended on a year to year basis by continued payment of advance royalties. Each lease contains certain conditions and other requirements for annual payments, as well as expenditures or work to be performed in order to retain the leased claims.

The Tonkin North lease requires an annual advance royalty in the amount of $150,000, or the value of 450 ounces of gold, whichever is greater, which royalty is payable in January of each year. The lease also requires production royalties of 5 percent of the gross sales price of gold or silver but provides for recapture of annual advance royalties previously paid. The Project Joint Venture is required to perform an annual work commitment and the lease includes a defined area of interest extending from the boundaries of certain claims. Certain of the claims which are included in the Tonkin North lease are also subject to a 1 percent net smelter return royalty (defined as gross revenues from sales of minerals, less refining costs, transportation costs, severance, production and sales taxes, and sales commissions) payable to Precambrian Exploration, Inc. after $15,000,000 in gross revenues are realized from the claims.

The Buffington lease requires nominal payment of an initial advance royalty and 5 percent of all net returns following commencement of production.

An aggregate of 848 of the unpatented mining claims covered by the Project, as well as 4 millsites, are owned by the TSLLC. A total of 317 of these claims are subject to a royalty of 2 percent of net smelter returns, which becomes payable to Precambrian Exploration, Inc. after $50 million in gross revenues is realized from the claims. Precambrian Exploration, Inc. is an unaffiliated third party and predecessor in interest to the claims. Precambrian may elect to receive such royalty in kind, upon proper notice to the Project Joint Venture. The remaining 531 claims and the millsites are not subject to any royalties. The Project Joint Venture is required to perform all assessment work required under state and Federal law to hold the claims.

In March, 1994, the Project Joint Venture acquired 215 claims covering approximately 4,400 acres in the vicinity of the Tonkin Springs Project from an unaffiliated third party. The claims are subject to a royalty of 1 percent of net smelter returns for gold when the indexed price of gold is $350 per ounce or more, and a royalty of 1 percent of net smelter returns for silver when the indexed price of silver is $3.50 per ounce or more. No royalties are payable at lower indexed prices. The indexed prices shall reflect adjustments based on the Producers Price Index, sub-index Finished Goods Excluding Foods, as published by the United States Department of Commerce. During 1995, TSVLP assigned its interest in approximately 247 mineral claims to the Project Joint Venture. The Company and TSVLP believe that the carrying value of the foregoing mineral claims is inconsequential.

History of Property

In late 1989, the Company substantially completed construction of a 1,500 ton-per-day milling facility at Tonkin Springs designed to utilize stirred-tank bioleaching technology in the pre-oxidation step for sulfide mineralized material to allow subsequent extraction of the gold through the conventional carbon-in-leach mill process. The construction cost of the mill was approximately $31 million. The Company operated the integrated mill facility in a start-up mode commencing in March, 1990. However, the mill facility did not reach commercial operation by June, 1990, and because of severe liquidity problems the Company put the operation on stand-by status beginning in June, 1990, while the Company concluded a transaction with Denay. In the February 13, 1991 Denay transaction, TSGMC sold a 51 percent undivided interest in the Properties to Denay and the parties contributed their respective interests in the Properties into the TSVLP. Ownership in the TSVLP was initially: TSGMC- 49 percent, Denay- 51 percent, with Denay and TSGMC general partners and Homestake Nevada a limited Partner. Denay was initially designated manager of the Properties.

Denay purchased its 51 percent undivided interest in the Properties in exchange for forgiveness by Denay of an aggregate of $4.5 million in short term debt of the Company purchased by Denay from certain creditors for an aggregate cash price of $3.5 million. Effective October 9, 1992, Denay withdrew from TSVLP as was provided for and governed by the Limited Partnership Agreement and the partnership interest of the withdrawing parties reverted to TSGMC and U.S. Environmental Corporation (USEC), both wholly-owned
subsidiaries of the Company.   The Companys interest in TSVLP is
held 99.5 percent by TSGMC and 0.5 percent by USEC. During the period of Denay involvement, Denay expended approximately $2.49 million on exploration and approximately $1.84 million on other property costs.

Upon the withdrawal by Denay from the TSVLP, the Company effectively acquired Denays 51 percent ownership of the partnership. As noted above, effective December 31, 1993, the Company sold a 60 percent undivided interest in the Properties to Gold Capital.

Effective February 26, 1999, TSVLP and Gold Capital terminated the Tonkin Springs Project Mining Venture Agreement dated December 31, 1993 as amended. Gold Capital then immediately sold its 60 percent undivided interest in the Properties to TSHI. TSVLP and TSHI then immediately contributed their respective 40 percent and 60 percent undivided interest in the Properties into a new limited liability company, TSLLC in exchange for 40 percent and 60 percent, respectively, of the equity membership interest of TSLLC.

ITEM 3.  LEGAL PROCEEDINGS.

NONE

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

NONE

PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Companys common stock currently trades on the OTC Bulletin Board under the symbol USGL. Until September 25, 1998, the common stock of the Company was traded on The Nasdaq SmallCap Market. The tables below set forth the high and low sales prices for the Companys common stock as quoted by The Nasdaq SmallCap Market through September 25, 1998 and, thereafter, as reflected on the OTC Bulletin Board, for the fiscal years ended December 31, 1998 and 1997. Quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and do not necessarily represent prices at which actual transactions were effected.

Fiscal Year Ended
December 31, 1998          High         Low
First Quarter            $0.938       $0.375
Second Quarter           $0.750       $0.438
Third Quarter            $0.688       $0.313
Fourth Quarter           $0.500       $0.140

Fiscal Year Ended
December 31, 1997          High         Low
First Quarter            $1.531       $1.063
Second Quarter           $1.219       $0.844
Third Quarter            $1.063       $0.781
Fourth Quarter           $1.031       $0.563

As of March 15, 1999, there were approximately 7,800 record holders for the Companys common stock.

No dividends have ever been paid with respect to the Companys common stock and the Company does not anticipate the payment of dividends in the foreseeable future.

ITEM 6.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The principal property of U.S. Gold Corporation (the Company) is its 40 percent interest in Tonkin Springs (the Properties) which until February 26, 1999 was subject to the Tonkin Springs Project Joint Venture as amended (the 1993 Agreement) with Gold Capital Corporation (Gold Capital). Gold Capital was owner of 60 percent, was project manager and was responsible for all funding. The Company holds its interest in the Properties through Tonkin Springs Venture Limited Partnership (TSVLP), a partnership owned by subsidiaries of the Company.

Effective February 26, 1999 (the Effective Date) TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40 percent and 60 percent undivided interests in the Properties. Gold Capital then immediately sold its 60 percent undivided interest in the Properties to Tonkin Springs Holdings Inc., a Colorado corporation (TSHI) which is owned by subsidiaries of Sudbury Contact Mines Limited, an Ontario, Canada corporation (Sudbury)(SUD:TSE), which is itself a subsidiary of Agnico-Eagle Mines Limited, an Ontario, Canada corporation (Agnico-Eagle) (AME:NYSE). TSHI then immediately contributed its 60 percent undivided interest in the Properties into a new limited liability company, Tonkin Springs LLC (TSLLC) in exchange for 60 percent of the equity membership interest of TSLLC, and TSVLP contributed its 40 percent undivided interest in the Properties into TSLLC in exchange for 40 percent of the equity membership interest of TSLLC. TSVLP and TSHI are the members under TSLLC (the Members).

Changes in Financial Condition

As noted above, effective February 26, 1999 and in exchange for contributing their respective undivided interests in the Properties, TSVLP received 40 percent of the equity membership interest of TSLLC. The deemed amount of the Initial Contribution of TSVLP to TSLLC is $2 million and the deemed amount of TSHIs Initial Contribution to TSLLC is $3 million. The objective of TSLLC is the exploration, evaluation and, if justified, the development and mining of mineral resources in the Properties.

At the Effective Date, TSHI paid to TSVLP $190,000, and agreed to make additional payments to TSVLP in the amount of $45,000 per month commencing March 1, 1999 and continuing for an additional 34 months (collectively Minimum Payments to TSVLP). The aggregate of Minimum Payments to TSVLP, $1,720,000, represent consideration for the terms and conditions of the TSLLC, and one half of such payments will be added to TSHIs Recoupable Amount as discussed further below. As of December 31, 1998 and to reflect the February 26, 1999 transaction with TSHI, the Company recorded a $1,720,000 receivable due from the TSLLC reflecting the Minimum Payments to TSVLP of which $640,000 was classified as a current asset offset by a $1,720,000 deferred credit, with the effect that the entire receivable is offset by a deferred credit. The financial statements as of December 31, 1998 also reflect the termination of the 1993 Agreement.

Under the Members Agreement and the Operating Agreement of TSLLC, TSHI is required to fund all costs related to the Properties, including all holding, administrative, operational and exploration costs, until TSHI has first expended $4 million on exploration of the Properties (the Cut-Off Date). All expenditures funded by TSHI prior to the Cut-Off Date shall be added to TSHIs Recoupable Amount which has as its opening balance the sum of $5,625,000, which represents approximately one-half of the recoupment account balance of Gold Capital under the 1993 Agreement as of the Effective Date.

The Operating Agreement of the TSLLC defines Commencement of Commercial Production (CCP). After CCP, 60 percent of positive cash flow from operations of the Properties (Cash Flow), if any, shall be distributed to TSHI until TSHI has recovered its Recoupment Amount, and the remaining 40 percent of Cash Flow shall be distributed to the Members based upon their respective ownership interest on a calendar quarter basis. Therefore, initially during the period in which TSHI is thus receiving preferential payments, TSVLP shall receive 16 percent of Cash Flow from operations. Cash Flow otherwise due TSVLP shall first be applied to reduce any Elected Loans outstanding from TSHI, as discussed further below.

On the last day in the calendar month in which CCP is achieved, TSHI shall pay TSVLP an additional amount to be calculated by multiplying $15,000 times the number of months from the Effective Date through the month in which CCP is achieved (the Lump-Sum Payment).

After the Cut-Off Date, TSHI is required to exercise reasonable efforts to attempt to obtain third party project financing for any development of the Properties requiring funding in excess of $20 million. After the Cut-Off Date, TSVLP is required to fund its 40 percent share of all costs of the Properties or be subject to dilution under a formula. However, as long as TSHI owns at least 50 percent interest in TSLLC, TSHI is obligated to loan TSVLP its share of funding of an adopted program and budget after the Cut-Off Date under one-year term loans (the Elected Loan) with an interest rate of LIBOR plus 2 percent. If, however, TSVLP does not repay an Elected Loan when due, TSHI shall have no further obligation to make additional Elected Loans to TSVLP and the amounts of defaulted Elected Loans and accrued interest thereon (the Default Amount) shall be incorporated into the computation of dilution of TSVLPs working interest under a formula. If the ownership interest of any Member falls to 10 percent or less as a result of dilution, then such Member shall be deemed to have withdrawn from the TSLLC and to have automatically relinquished and transferred its interest to the other Member and upon such relinquishment the withdrawing Member shall be granted an overriding 2 percent net smelter royalty (the
NSR) on products subsequently extracted, removed and sold from the Properties.

The Company recognized neither a gain nor a loss on the termination of the 1993 Agreement or with the contribution of its 40 percent undivided interest in the Properties to the TSLLC.

Under the 1993 Agreement Gold Capital was required to pay TSVLP $60,000 per month in minimum cash distributions during a 36 month
period commencing September 1, 1998.   Gold Capital made the
required payments for September and October of 1998 but did not make the payments for November and December, 1998, in the aggregate of $120,000. With the termination of the 1993 Agreement, the obligations by Gold Capital have also been terminated and are not reflected in the balance sheet of the Corporation as of December 31, 1998. Gold Capital was responsible for funding of all costs related to Tonkin Springs through the transaction with TSHI effective February 26, 1999, described above.

Liquidity and Capital Resources

As of December 31, 1998, the Company had working capital of $442,220 made up of current assets of $641,954 and current liabilities of $199,734. During 1999, the Company anticipates receipt of $640,000 in Minimum Payments to TSVLP from the TSLLC.
The Company may also sell a portion of its common stock of Globex as well as possibly issue equity in public or private transactions to raise additional working capital. These items are the primary source of working capital presently anticipated during 1999. Net cash used in operations decreased from $1,011,446 for 1997 to $728,626 for 1998, reflecting decreases during 1998 in cash paid to suppliers and employees. Cash flow from investing activities decreased to $116,581 in 1998 from $1,621,986 for 1997, primarily reflecting a payoff of the principal balance and accrued interest under the Gold Capital note during the 1997 period. Cash flows from financing activities decreased from none for 1997 to $2,000 for 1998.

Results of Operations - 1998 Compared to 1997

During 1998, Gold Capital commenced making payments to the Company as required under the 1993 Agreement and made payments aggregating $120,000 for September and October 1998 and were recognized as income but did not make the payments required for November and December 1998 in the amount of $120,000. With the termination of the 1993 Agreement, the obligations by Gold Capital have also been terminated and are not reflected on the balance sheet of the Corporation as of December 31, 1998.

General and administrative expense decreased approximately $343,000 in 1998 compared to 1997 reflecting primarily lower employee compensation. Consulting fees and related out of pocket expenses through a related party increased to $61,480 reflecting efforts to secure funding for the Company in light of the financial weakness of the Companys then partner at Tonkin Springs. During 1998, the Company recognized the loss on Globex securities held for sale in the amount of $1,927,871, reducing the carrying value to the market value at December 31, 1998 of $62,558.

As of December 31, 1998, the Company has approximately $11,200 in alternative minimum tax credits which can be carried forward and utilized against future tax income of the Company as well as capital loss carryforward of approximatley $1,200,000 which is available for capital gains through year 2003. At December 31, 1998, the Company believes that it is more likely than not that the net deferred tax asset will not be realized in the future and therefore, a valuation allowance of approximatley $41,200 was provided in 1998 to bring to zero the net deferred tax asset.

Other

The Company has addressed year 2000 issues as relates to the computing systems, software and programs for which the Company relies to determine which are year 2000 compliant. The Company has concluded that such systems, software and programs which are not year 200 compliant will be replaced prior to January 1, 2000 at an estimated cost of approximately $30,000.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS REPORT WHICH RELATE TO THE COMPANYS PLANS, OBJECTIVES OR FUTURE PERFORMANCE MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF MANAGEMENT. ACTUAL STRATEGIES AND RESULTS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY EXPECTED BECAUSE OF FACTORS INCLUDING GOLD PRICE, MINERALIZED MATERIAL GRADES, METALLURGICAL RECOVERY, OPERATING COSTS, MARKET VALUATION, AND PROJECT OPERATORS DECISIONS AND PERFORMANCE UNDER THE TONKIN SPRINGS LIMITED LIABILITY COMPANY, AS WELL AS OTHER RISKS AND UNCERTAINTIES.

ITEM 7.  FINANCIAL STATEMENTS

Index to Financial Statements              Page

Reports of Independent Certified Public Accountants  F-1, F-2
Consolidated Statements of Operations for the years ended December 31, 1998 and 1997 F-3
Consolidated Balance Sheet at December 31, 1998  F-4
Consolidated Statements of Changes in Shareholders
Equity for the years ended December 31, 1998 and 1997 F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997 F-6
Notes to Consolidated Financial Statements  F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
U.S. Gold Corporation
Denver, Colorado

We have audited the accompanying consolidated balance sheet of U.S. Gold Corporation (the Company) as of December 31, 1998 and the related consolidated statements of operations, changes in shareholders equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Stark Tinter & Associates, LLC
Certified Public Accountants

March 19, 1999
Lakewood, Colorado

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
U.S. Gold Corporation
Denver, Colorado

We have audited the accompanying consolidated statements of
operations, comprehensive loss, changes in shareholders equity and cash flows of U.S. Gold Corporation (the Company) for the year ended December 31,
1997.   These consolidated financial statements are the
responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of U.S. Gold Corporation for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

BDO Seidman, LLP

February 16, 1998
Denver, Colorado

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

                                   For the years ended December 31,
                                       1998                1997

Project distributions               $120,000                  $-
Interest income                        8,934              77,973
Gain on sale of assets                 2,010                   -
                                     130,944              77,973

Costs and expenses:
General and administrative           862,420           1,205,060
Consulting fees, related
  parties (Note 12)                   61,480              13,625
Loss on securities held for sale   1,927,871                   -
Interest                               2,630               3,424
Depreciation, depletion and
  amortization                        25,499              16,946
                                   2,879,900           1,239,055

Loss before income taxes          (2,748,956)         (1,161,082)

Provision for income taxes (Note 6)        -                   -
Write off of deferred tax asset,
  net (Note 6)                        41,203                   -
Net loss                         $(2,790,159)        $(1,161,082)

Basic and diluted per share data:
  Basic                               $(0.20)              $(0.08)
  Diluted                             $(0.20)              $(0.08)


U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Net loss                         $(2,790,159)         $(1,161,082)

Comprehensive item-
 unrealized loss on securities
 available for sale                        -             (884,595)

Comprehensive loss               $(2,790,159)         $(2,045,677)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED BALANCE SHEET

ASSETS                                      December 31, 1998
Current assets:
 Cash and cash equivalents                             $1,954
 Project payments receivable (Note 2)                 640,000
  Total current assets                                641,954

Project payments receivable (Note 2)                1,080,000
Investment in Tonkin Springs LLC (Note 2 and 3) 2,262,578 Marketable securities, Globex common stock at
 market (Note 2)                                       62,558
Other assets (Note 5)                                  62,465
                                                   $4,109,555

LIABILITIES, DEFERRED CREDIT &
SHAREHOLDERS EQUITY
Current liabilities:
 Accounts payable and accrued liabilities             $52,819
 Installment purchase contracts (Note 10)               5,189
 Related party payables (Note 11)                     141,726
                                                      199,734

Installment purchase contracts, long-term (Note 10)    23,050
Deferred credit, project payments (Note 2)          1,720,000
Reserve for reclamation (Note 3)                      640,000
  Total liabilities and deferred credit             2,582,784

Commitments and contingencies (Note 4, 9 and 10)

Shareholders equity (Note 7):
 Common stock, $.10 par value, 18,000,000
  shares authorized; 13,927,469 shares issued
  and outstanding                                   1,392,747
  Additional paid-in capital                       31,969,459
  Accumulated deficit                             (31,835,435)
    Total shareholders equity                       1,526,771
                                                   $4,109,555

The accompanying notes are an integral part of these consolidated financial statements.

U.S.GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                 Common  Stock         Additional
                                             Par         Paid-in
                                Shares      Value        Capital

Balance, January 1, 1997        13,854,119  $1,385,447 $31,977,224

Exercise of stock options (Note 7)  73,530       7,353      (7,353)

Treasury shares canceled              (180)        (53)       (412)


Changes in unrealized loss
 on securities available
 for sale                                -           -           -

Net loss                                 -           -           -

Balance, December 31, 1997      13,927,469   1,392,747  31,969,459

Changes in unrealized loss
 on securities available
 for sale                               -            -           -

Net loss                                -            -           -

Balance, December 31, 1998     13,927,469   $1,392,747 $31,969,459

U.S.GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, Continued

                                                       Unrealized
                                                        Loss on
                                                       Securities
                                        Accumulated     Available
                                          Deficit       for Sale

Balance, January 1, 1997               $(27,884,194)           $-

Exercise of stock options (Note 7)                -             -

Treasury shares canceled                          -             -

Changes in unrealized loss
 on securities available
 for sale                                         -      (884,595)

Net loss                                 (1,161,082)            -

Balance, December 31, 1997             (29,045,276)      (884,595)

Changes in unrealized loss
 on securities available
 for sale                                        -        884,595

Net loss                                (2,790,159)             -
       -
Balance, December 31, 1998            $(31,835,453)            $-

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  For the years ended December 31,
                                          1998           1997
Cash flows from operating activities:
 Cash paid to suppliers and employees   $(734,930)  $(1,217,856)
 Interest received                          8,934        11,517
 Interest paid                             (2,630)       (3,424)
 Receipt of refund from IRS                     -       198,317
Cash used in operating activities        (728,626)   (1,011,446)

Cash flows from investing activities:
 Cash received from project distributions 120,000             -
 Cash received on sale of Tonkin
  Springs interest                              -     1,501,076
 Cash received for accrued interest
  on note                                       -       129,569
 Capital expenditures                      (5,431)       (9,569)
 Sale of assets                             2,012           910
Cash provided by investing activities     116,581     1,621,986

Cash flows from financing activities:
  Payments on installment purchase
   contracts                               (2,000)            -
Cash used in financing activities          (2,000)            -

Increase (decrease) in cash and
 cash equivalents                        (614,045)      610,540
Cash and cash equivalents,
 beginning of year                        615,999         5,459
Cash and cash equivalents, end of year     $1,954      $615,999

Reconciliation of net income to cash used in operating activities:

 Net (loss)                          $(2,790,1529)  $(1,161,082)
 Items not requiring (providing) cash:
  Loss on securities held for sale      1,927,871             -
  Depreciation, depletion
   and amortization                        25,499        16,946
  Write-off of deferred tax asset, net     41,203             -
  Gain on sale of assets                        -          (348)
 Decrease in income tax receivable              -       198,317
 Decrease in other current assets
  related to operations                         -        52,568
  Increase (decrease) in liabilities
   related to operations                   66,960      (117,847)

Cash used in operating activities       $(728,626)  $(1,011,446)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Basis of presentation: U.S. Gold Corporation (the Company) was organized under the laws of the State of Colorado on July 24, 1979. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

Basis of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as the accounts of the wholly-owned Tonkin
Springs Venture Limited Partnership (TSVLP). Significant intercompany accounts and transactions have been eliminated.

Statements of cash flows: The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Investments: Investment in Globex Mining Enterprises Inc. (Globex) common stock is classified as available-for-sale and carried at fair value, based on quoted market prices, and reflects a permanent impairment of the market value of the securities as of December 31, 1998.

Investment in Tonkin Springs is accounted for under the equity method of accounting. Under the equity method of accounting, the original investment is recorded at cost and adjusted by the Companys share of undistributed earnings, losses and distributions. This investment is evaluated periodically and carried at the lesser of cost or its estimated realizable value.

Property and equipment: Property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major betterments are capitalized. Gains or losses on disposition are recognized in operations.

Exploration and development costs: General exploration costs are expensed as incurred while exploration and acquisition costs related to projects are deferred until the properties are put into commercial production, sold, or abandoned. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also deferred. Costs incurred to maintain current production or to maintain properties on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs to determine if these costs are in excess of their net realizable value and if an impairment needs to be recorded. Permanent impairments are evaluated periodically based upon expected future cash flows in accordance with Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets. This statement did not have an effect on the financial statements for the year ended December 31, 1998.

Depreciation, depletion and amortization: Depreciation of property and equipment is computed using the units-of-production and straight-line methods, depending upon which method more accurately reflects the related assets use. Mine development costs are charged to operations using the units-of-production method based on estimated ounces of gold to be recovered.

Property reclamation costs: The estimated reclamation cost obligation related to present disturbances at the Tonkin Springs Properties is carried as a liability. Changes to these estimates, or the estimated reclamation costs associated with other mineral properties, are accrued and charged over the expected life of each property using the units of production method. Ongoing environmen-tal and reclamation expenditures are expensed as incurred.

Stock Option Plans: The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options issued to employees as the exercise price of the Companys stock options granted equals or exceeds the market price of the underlying common stock on the date of grant.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income as if compensation costs for the Companys stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

Per share amounts: Statement of Financial Accounting Standards No. 128 provides for the calculation of Basic and Diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (13,927,469 for 1998 and 13,911,443 for 1997). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. As of December 31, 1998 and 1997, options are not considered in the computation of diluted earnings per share as their inclusion would be antidilutive. The implementation of this standard did not have a material effect on the consolidated financial statements.

Income Taxes: The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS No. 109.) Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Concentration of risks: The Companys investment in the Tonkin Springs Project is exposed to concentration of risk primarily because this investment is managed by and funded by the other participant in the Tonkin Springs Limited Liability Company (TSLLC), Tonkin Springs Holding, Inc. and this investment is dependent upon the successful operations of TSLLC.

Use of estimates: The preparation of the Companys consolidated financial statements in conformity with generally accepted accounting principles requires the Companys management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:  Statement of Financial
Accounting Standards No. 107, Disclosures About Fair Value of
Financial Instruments, requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 1998.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash and cash equivalents, receivables and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand.

2.  Tonkin Springs Project

From December 31, 1993 until February 26, 1999, TSVLP, a partnership owned by subsidiaries of the Company, held a 40 percent undivided interest in the Tonkin Springs Properties (the Properties) subject to a mining joint venture, the Tonkin Springs Project Joint Venture as amended ( the 1993 Agreement) with Gold Capital Corporation (Gold Capital) being the holder of 60 percent undivided interest and project manager. As noted below, effective February 26, 1999, TSVLP and Gold Capital terminated the 1993 Agreement and Gold Capital sold its 60% undivided interest in the Properties to a third party.

Gold Capital purchased its 60 percent undivided interest in the Properties from TSVLP effective December 31, 1993 for a purchase price and other consideration of approximately $7,830,000 representing the estimated fair market value of the assets purchased. The purchase price included $200,000 in cash at Closing; delivery of a 7.5 percent mortgage note in the amount of $3.8 million (the Promissory Note); 300,000 shares of Gold Capitals Series A Convertible Preferred Stock (Preferred Stock) having an assigned value of $3 million and subsequently converted into 1,750,000 shares of commons stock of Gold Capital; and the assumption of 60 percent of a reclamation obligation recorded at $960,000.

In August 1997, Gold Capital became a wholly-owned subsidiary of Globex Mining Enterprises, Inc. (Globex), a Canadian corporation with shares traded on the Toronto stock exchange (symbol: GMX) pursuant to the merger of Gold Capital with a subsidiary of Globex (the Gold Capital Merger). Globex raised approximately $12 million in equity related to the Gold Capital Merger, a significant portion of which was invested in the Tonkin Springs Project Joint Venture. Effective August 29, 1997, the remaining balance of the Promissory Note was paid. With the Gold Capital Merger the Company and TSVLP received an aggregate of 631,905 shares of Globex common stock, representing approximately 5.4 percent of the shares of Globex, in exchange for shares of Gold Capital received upon conversion of its Preferred Stock and other shares received for interest on the Preferred Stock and services provided by the Company which shares had a market value of approximately $62,558 as of December 31, 1998. The Company recognized a loss on the Globex securities held for sale $1,927,871 during 1998 reflecting a permanent impairment of the market value of the securities. On September 30, 1997, the Company granted to its officers and an outside director options to purchase an aggregate of 124,380 shares of common stock of Globex at an exercise price of $3.15 per share. These option were terminated without consideration to the holders effective December 15, 1998.

The Company recognized the gain from the sale of the 60% interest in the Tonkin Springs Properties to Gold Capital using the installment method of accounting. As of January 1, 1997, there was $1,789,100 in deferred gain remaining which was associated with the Gold Capital common stock received in exchange for Gold Capital Preferred Stock. With the Gold Capital Merger that deferred gain was eliminated as non-realizable as provided under the installment method of accounting as the value in Globex common stock was less than the Companys carrying value in Gold Capital common stock.

Under the 1993 Agreement Gold Capital was required to pay TSVLP $60,000 per month in minimum cash distributions during a 36 month
period commencing September 1, 1998.   Gold Capital made the
required payments for September and October of 1998 but did not make the payments for November and December, 1998, in the aggregate of $120,000. With the termination of the 1993 Agreement, payment obligations thereunder were terminated and thus are not reflected in the balance sheet of the Company as of December 31, 1998. Gold Capital was responsible for funding of all costs related to the 1993 Agreement through February 26, 1999.

Effective February 26, 1999 (the Effective Date) TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40% and 60% undivided interests in the Properties. Gold Capital then immediately sold it's 60% undivided interest in the Properties to Tonkin Springs Holdings Inc., a Colorado corporation
(TSHI) which is owned by subsidiaries of Sudbury Contact Mines Limited, an Ontario, Canada corporation (Sudbury)(SUD:TSE), which is itself a subsidiary of Agnico-Eagle Mines Limited, an Ontario, Canada corporation (Agnico-Eagle) (AME:NYSE). TSHI then immediately contributed its 60 percent undivided interest in the Properties into a new limited liability company, Tonkin Springs LLC (TSLLC) in exchange for 60 percent of the equity membership interest of TSLLC, and TSVLP contributed its 40 interest undivided interest in the Properties into TSLLC in exchange for 40 interest of the equity membership interest of TSLLC. The deemed amount of the Initial Contribution of TSVLP to the TSLLC is $2 million and for TSHI the Initial Contribution to TSLLC is $3 million. The objective of TSLLC is the exploration, evaluation and, if justified, the development and mining of mineral resources in the Properties.

Under the Members Agreement and the Operating Agreement of the TSLLC, TSHI is required to fund all costs related to the Properties, including all holding, administrative, operational and exploration costs, until TSHI has first expended $4 million on exploration of the Properties (the Cut-Off Date). All expenditures funded by TSHI prior to the Cut-Off Date shall be added to TSHI's Recoupable Amount which has as its opening balance the sum of $5,625,000, which represents approximately one-half of the recoupment account balance of Gold Capital under the 1993 Agreement
as of the Effective Date.   If TSHI should withdraw from the TSLLC
prior to Cut-Off, TSHI shall have no further right, title or interest in the Properties of TSLLC and its ownership interest shall be deemed transferred to TSVLP. In addition, TSHI shall remain obligated to TSVLP: (i) to fund the remaining balance of the adopted Program and Budget in effect upon termination, (ii) to complete its Minimum Work Commitment for exploration of the Properties in the amount of $2 million, or pay to TSVLP the deficiency, (iii) to pay any unpaid Monthly Minimum Payments to TSVLP (as described further below) that are due and payable, and
(iv) to fund and satisfy all unfunded liabilities to third parties arising out of operations conducted subsequent to the Effective Date but prior to the date of TSHIs withdrawal or deemed
withdrawal.   TSVLP and TSHI (the Members) have designated Tonkin
Springs Management Co., a Colorado corporation (TSMC, and an affiliate of TSHI) as the initial Manager of the Properties with overall management responsibilities for operations.

At the Effective Date, TSHI paid to TSVLP $190,000, and agreed to make additional payments to TSVLP in the amount of $45,000 per month commencing March 1, 1999 and continuing for an additional 34 months (collectively Minimum Payments to TSVLP). The aggregate of Minimum Payments to TSVLP, $1,720,000, represent consideration for the terms and conditions of the TSLLC, and one half of such payments will be added to TSHIs Recoupable Amount as discussed further below. As of December 31, 1998, the Company recorded a $1,720,000 receivable due from the TSLLC reflecting the Minimum Payments to TSVLP of which $640,000 was classified as a current asset offset by a $1,720,000 deferred credit, with the effect that the entire receivable is offset by a deferred credit.

The Operating Agreement of the TSLLC defines Commencement of
Commercial Production (CCP) as the last day of a consecutive two-
month period during which payable or accountable gold production from the Properties totals at least 3,000 ounces of gold per month, provided that such production is part of an approved Program of at least one year in duration which contemplates an estimated budgeted production rate of at least 36,000 ounces of gold per annum. After
CCP 60 percent of positive cash flow from the operations of the Properties (Cash Flow), if any, shall be distributed to TSHI until TSHI has recovered its Recoupment Amount, and the remaining 40 percent of Cash Flow shall be distributed to the Members based upon their respective ownership interest on a calendar quarter basis.  If TSVLPs
ownership interest has been reduced, then the preferential
percentage applied to TSHIs Recoupment Amount shall be TSHIs adjusted interest with the remaining amount distributed to the
Members based upon their respective ownership interest.  After TSHI has recovered the Recoupment Amount, 100 percent of Cash Flow shall be distributed to the Members in proportion to the Member's
ownership interest.  Therefore, initially during the period in which TSHI is thus receiving preferential payments, TSVLP shall receive 16 percent of Cash Flow from operations.  Cash Flow
otherwise due TSVLP shall first be applied to reduce any Elected
Loans outstanding from TSHI, as discussed further below.
On the last day in the calendar month in which CCP is achieved,
TSHI shall pay TSVLP an additional amount to be calculated by multiplying $15,000 times the number of months from the Effective
Date through the month in which CCP is achieved (the Lump-Sum
Payment).   as discussed further below.

After the Cut-Off Date, TSHI is required to exercise reasonable efforts to attempt to obtain third party project financing for any development of the Properties requiring funding of more than $20 million. After the Cut-Off Date, TSVLP is required to fund its 40% share of all costs of the Properties or be subject to dilution under a formula. Either party may elect to contribute a lesser amount or none towards its share of an adopted program and budget. However, as long as TSHI owns at least 50% interest in TSLLC, TSHI is obligated to loan TSVLP its share of funding of an adopted program and budget after the Cut-Off Date under one-year term loans (the Elected Loan) with an interest rate of LIBOR plus 2 percent. If, however, TSVLP does not repay an Elected Loan when due, TSHI shall have no further obligation to make additional Elected Loans to TSVLP and the amounts of defaulted Elected Loans and accrued interest thereon (the Default Amount) shall be incorporated into the computation of dilution of TSVLPs working interest under a formula. Under the formula for dilution of either Member's interest in the TSLLC, the diluting partys Initial Contribution plus any contributions to approved programs and budgets after Cut-Off is the numerator; divided by a denominator which is the Initial Contribution of both parties, the contribution of either party to approved program and budgets after Cut-Off, plus any Default Amount; and then multiplying the result by one hundred. If, however, the ownership interest of any Member falls to 10 percent or less as a result of the forgoing calculation, then such Member shall be deemed to have withdrawn from the TSLLC and to have automatically relinquished and transferred its interest to the other Member and upon such relinquishment the withdrawing Member shall be granted an overriding 2 percent net smelter royalty (the
NSR) on products subsequently extracted, removed and sold from the Properties.

The Company has guaranteed TSVLPs obligations under the TSLLC and TSVLP has given a security interest (consisting of its ownership interest arising under the TSLLC) in favor of TSHI to secure its performance under the TSLLC. Sudbury has guaranteed certain obligations of TSHI.

The Company recognized neither a gain nor a loss on the termination of the 1993 Agreement or with the contribution of its 40 percent undivided interest in the Properties to the TSLLC.

3. Condensed Financial Information of Tonkin Springs Project Joint Venture, unaudited

As noted in Footnote 2 above, until February 26, 1999, the Companys interest in the Tonkin Springs Properties were subject to the Project Joint Venture with Gold Capital as manager. The following is the condensed balance sheet of the Project Joint Venture as of December 31, 1998, and a condensed statement of operations for the
year then ended.   All costs associated with the Properties have
been funded by Gold Capital.

STATEMENT OF OPERATIONS                   Year Ended
                                      December 31, 1998
Miscellaneous income                         $82,115
Property maintenance costs                 1,472,905
  Net loss                               $(1,390,790)

BALANCE SHEET                         December 31, 1998
Assets:
Property, plant, equipment &
 development costs                       $14,677,951
Prepaid royalties                            844,604
Restricted time deposit for
 reclamation bond                          1,301,975
Deposits and other assets                     48,442
  Total assets                           $16,872,972

Liabilities, Reserves and Project Joint Venturers Interest:
Current liabilities                         $296,497
Reserve for reclamation                    1,469,900
Intercompany, Gold Capital                10,672,164
                                          12,438,561
Project Joint Venturers Interest:
 Gold Capitals interest                    1,999,233
 TSVLPs interest                           2,435,178
Total venturers interest                   4,434,411
Total liabilities, reserves
 and venturers interest                  $16,872,972

Note A. TSVLP and Gold Capital were jointly responsible for reclamation of disturbance of the Properties, proportionate to their respective interest in the Project Joint Venture. The current estimate of reclamation cost, on a 100 percent basis, totals approximately $1.47 million of which TSVLP and the Company reflects $640,000 on its balance sheet related to its 40 percent share. Actual reclamation, generally, will be commenced upon the completion of operations at the Properties. Bonding of reclamation under various Nevada and Federal Bureau of Land Management agencies, tentatively set at $1.3 million, is the responsibility of Gold Capital under the terms of the Project Joint Venture. Effective November 25, 1997, Gold Capital posted a cash bond in the initial amount of $1.3 million with the required governmental agencies secured by a restricted cash time deposit for a total balance of reclamation deposits of $1,301,975.

4.  Loan Settlement Agreement with FABC

On February 21, 1992, the Company, among other related things, entered into a Loan Settlement Agreement with its senior secured lender, The French American Banking Corporation (FABC). The Company discharged its debt to FABC and terminated all prior security interests related thereto. As part of the consideration to FABC under the Loan Settlement Agreement, the Company entered into an agreement between Tonkin Springs Gold Mining Company, a wholly-owned subsidiary of the Company (TSGMC) and FABC entitled Agreement To Pay Distributions, which requires TSGMC to pay a limited portion of certain distributions from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC.
Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 in cash or value of asset distributions, as defined in such agreement, received from TSVLP, plus (ii) an amount equal to 50 percent of such retained distributions in cash or value of asset distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder.

5.  Other Assets

At December 31, 1998, property and equipment consisted of the following:
             Office furniture and equipment     $97,783
             Trucks and autos                    53,292
             Equipment                           29,709
             Leasehold improvements              14,320
                                                195,104
             Less: accumulated depreciation    (145,173)
                                                $49,931

The remainder of Other Assets consists of deposits and employee advances.

6.  Income Taxes

In the various transactions entered into February 21, 1992, the Company had an ownership change, as that term is defined under
Section 382 (g), IRC. As a result, the tax net operating loss carry forwards and the investment tax credit carry forwards will be subject to annual limitations under Section 382 IRC, following the date of such ownership change. Except as noted below, the Company will receive no future benefits from net operating loss carryforwards or investment tax credit carryforwards existing as of the date of the ownership change. At December 31 1998, the Company estimates that tax loss carry forwards totals approximately $4,190,000 expiring in year 2013. The Company has an additional capital loss carryforward of approximately $1,200,000 which is only available against capital gains from investment securities and which expires in year 2002.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 are presented below:

      Deferred tax assets:
      Alternative minimum tax credit carryfoward   $11,200
      Reclamation obligation                       140,800
      Net operating loss carryforward              921,500
      Capital loss carryforward                    268,400
      Total gross deferred tax assets            1,341,900
      Less valuation allowance                  (1,074,900)
      Net deferred tax assets                      267,000

      Deferred tax liabilities:
      Basis in TSVLP                               267,000
      Total gross deferred tax liabilities         267,000

      Total net deferred tax asset                      $-

The Company believes that it is more likely than not that the net deferred tax asset will not be realized. Therefore, the full valuation allowance has been provided for net deferred tax assets.

A reconciliation of the tax provision for 1998 and 1997 at statutory rates is comprised of the following components:
                                             1998       1997
Statutory rate tax provision on book loss  $(949,000)  $(395,000)
 Book to tax adjustments:
 Installment gain on sale of Tonkin Springs        -     148,100
 Loss from joint venture                      (3,200)    (40,072)
 Valuation allowance                         952,200     290,128
 Other                                             -      (3,156)
Tax provision                                     $0          $0

7.  Shareholders Equity

On July 21, 1998, the shareholders of the Company approved an amendment to the Articles of Incorporation to increase the authorized shares of the Company from 15 million shares to 18 million shares. Stock options have been granted to key employees, directors and others under the Non-Qualified Amended and Restated Stock Option and Stock Plan (the Plan). An options to purchase shares and stock grants under the Plan was granted at market value as of the date of the grant. Effective October 16, 1997, the Board of Directors amended the Plan and increased the number of shares thereunder from 2,300,000 to 2,500,000. Option to purchase a total of 100,000 shares at an exercise price of $.97 per share were granted to a new member of the Board of Directors on October 16, 1997, which option was terminated without consideration May 22, 1998. Option to purchase a total of 100,000 shares at an exercise price of $.53 per share were granted to a member of the Board of Directors on May 22, 1998. Options to purchase a total of 1,000,000 shares at an price of $.50 per share were issued to officers and directors on December 8, 1993 which remain outstanding and unexercised as of December 31, 1998. Options to purchase a total of 1,250,000 shares at an exercise price of $.28 per share were issued to officers and directors on February 3, 1992 of which 1,048,295 remain outstanding and unexercised as of December 31, 1998. There were no exercise of stock options during 1998. During 1997, the estate of a former director of the Company exercised stock options to purchase 100,000 shares of the Companys common stock at an exercise price of $.28 with 26,470 shares retained by the Company as payment of the exercise price of the option and with cancellation and return to the status of authorized but unissued for those shares retained.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income as if compensation cost for the Companys stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the 1998 grant: dividend yield of 0 percent; expected volatility of 19.97 percent risk free interest rate of
5.03 percent; and expected life of 10 years.

Under the accounting provisions of SFAS No. 123, the Companys net income (loss) and net income (loss) per share would have been adjusted to the following pro forma amounts:

                                 1998        1997
  Net loss
   As reported             $(2,790,159)  $(1,161,082)
   Pro forma               $(2,811,557)  $(1,164,116)

  Basic net loss per share
   As reported                  $(0.20)       $(0.08)
   Pro forma                    $(0.20)       $(0.08)

                             1998                 1997
                           Weighted             Weighted
                           Average               Average
                  Range of     Exercise      Range of     Exercise
                   Shares       Prices        Shares       Prices

 Outstanding,
 beginning of year 2,198,295     $.39        2,198,295      $.39
  Granted            100,000     $.53          100,000      $.97
  Exercised                -        -           73,530      $.28
  Canceled           100,000     $.97           26,470      $.28
  Expired             50,000     $.47                0         -
 Outstanding,
 end of year       2,148,295     $.39        2,198,295      $.42

 Options exercisable,
  end of year      2,148,295     $.39        1,072,531      $.29

 Weighted average fair
  value of option
  granted during year      $.21                       $.46

The following table summarizes information about stock options outstanding at December 31, 1998:

Options Outstanding   Weighted Average                  Weighted
Range of     Number   Remaining    Average   Number      Average
Exercise  Outstanding Contractual  Exercise  Exercisable Exercise
 Prices   at 12/31/98   life        Price    at 12/31/98   Price

 $.28      1,048,295    3.1 yrs.    $.28      1,048,295    $.28
 $.50      1,000,000    4.9 yrs.    $.50      1,000,000    $.50
 $.53        100,000    9.5 yrs.    $.97        100,000    $.53
$.28-$.53  2,148,295 3.1 to 9.5 yrs $.39      2,148,295    $.39

8.  Employee Benefit Plans

On December 10, 1985, the Companys Board of Directors adopted a Simplified Employee Pension Plan (SEP). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the Companys financial statements as of its fiscal year end. The Company has not yet determined any contributions to the SEP for the year ended December 31, 1998 and no contribution was made for the year ended December 31, 1997. For 1996, the Company made a contribution of 15 percent which was paid during 1997 in the aggregate amount of $74,400. Under the SEP, the Company has the option of contributing a certain amount directly to its employees Individual Retirement Accounts. The Plan covers all employees of the Company with certain participation requirements, however the Company is not required to make any contributions in a given year. If contributions are made, they must be made to all eligible employees. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $24,000 or 15 percent of that employees total compensation.

9.  Lease Commitments and Contingencies

The Company has leased office space, equipment and vehicles under noncancelable operating leases which expire through March, 2001.
Future minimum lease payments as of December 31, 1998 are as follows:

        1999       $25,849
        2000        11,769
        2001         4,936

Rent expense during the years ended December 31, 1998 and 1997 on all operating leases was approximately $75,600 and $75,700, respectively.

The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties.

10.  Installment Purchase Contracts

The Company has installment purchase contracts collateralized by two vehicles each bearing interest at 8 percent per annum. Future maturities under these contracts as of December 31, 1998 are as follows:

      1999     $5,189
      2000     $5,674
      2001     $6,206
      2002     $6,788
      2003     $4,382

11.  Statements of Cash Flows

The Companys statement of cash flows for the two year periods ended December 31, 1998 excludes the following non-cash investing and financing activities:
                                        1998           1997
Acquisition of vehicles through
installment purchase contracts      $30,239               $-


Exchange of shares of Gold Capital
 for shares of Globex common stock       $-        $1,990,429

12.  Related Party Transactions

Effective September 13, 1996, the Company retained the firm of Moyes Newby & Co., Inc. (Moyes Newby) as its financial advisor to develop potential financial options available to the Company and identify possible mining investment opportunities. Douglas J. Newby is managing partner of Moyes Newby and effective October 16, 1997, Mr. Newby became a director of the Company. Effective January 16, 1997, the relationship with Moyes Newby was suspended and payments in the aggregate of $20,402 for previously unpaid services and expenses under that arrangement were made. Effective November 15, 1997 through February, 1999, the Company and Moyes & Newby entered into a month-to-month arrangement whereby Moyes Newby provided the Company general corporate and financial advisory services for a retainer of $5,000/month plus reimbursement of reasonable out of pocket expenses. A total of $13,625 through December 31, 1997 and $61,480 for the year ended December 31, 1998, was paid or accrued under this arrangement.

Commencing July 1, 1998, the three executive officers of the Company voluntarily deferred 20 percent of their individual salaries in order to conserve working capital of the Company. As of December 31, 1998, the total amount of such voluntary deferral was $44,719. During the months of November and December, 1998, no salaries (at the voluntarily reduced rates) were paid to the three executive officers of the Company in the aggregate of $59,625, as a result of the situation created by non-payment by Gold Capital of the minimum cash distributions of $60,000 per month due the Company for November and December, 1998 under the Joint Venture Agreement. In addition, the three executive officers of the Company made personal cash loans to the Company to allow the Company to make critical payments to third parties, in the aggregate amount of $14,383 through December 31, 1998. The directors fees accrued for the last half of 1998 in the amount of $18,000 remain unpaid as of December 31, 1998. All of these amounts are reflected as liabilities of the Company as of December 31, 1998.

13.  Year 2000

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Data-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure that could affect an entitys ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties will be fully resolved.

The Company has addressed Year 2000 Issue as relates to the computing systems, software and programs for which the Company relies to determine which are year 2000 compliant. The Company has concluded that such systems, software and programs which are not year 2000 compliant will be replaced prior to January 1, 2000 at an estimated cost of approximately $30,000.

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS on
ACCOUNTING AND FINANCIAL DISCLOSURE.

On February 8, 1999, Stark Tinter & Associates, LLC replaced BDO Seidman, LLP, as the Corporations principal accountants. The Corporation has not consulted with Stark Tinter & Associates, LLC on any accounting or auditing matters during the past two years. BDO Seidman, LLPs report on the financial statements for the two years ended December 31, 1997 and 1996, contained an unqualified opinion. Also, there were no disagreements on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure with BDO Seidman, LLP.

PART III

Item 9.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The following table sets forth certain information as to each officer and director of the Company:
                                                 Board
                       Positions With    Position    Term
Name             Age   the Company       Held Since  Expires

William W. Reid  50    President, Chief    1979    Upon Successors
                       Executive Officer           Election
                       and Director

John W. Goth     71    Director            1987    Upon Successors
                                                   Election

David C. Reid    48    Vice President      1993    Upon Successors
                       and Director                Election

Douglas J. Newby 41    Director            1997    Upon Successors
                                                   Election

William F. Pass  52    Vice President,     n/a     n/a
                       Chief Financial Officer,
                       Secretary

WILLIAM W. REID-PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Reid, a founder of the Company, has served as a Director and the President of the Company since its inception in 1979. Mr. Reid devotes substantially all of his time to the business and affairs of the Company. Effective January 1, 1994, Mr. Reid and the Company entered into an employment contract as discussed below.
Mr. Reid also served on the board of directors of Gold Capital Corporation, a publicly traded company, until August 29, 1997 as provided by the Gold Capital Series A Preferred Stock Agreement between Tonkin Springs Venture Limited Partnership (a partnership owned by wholly-owned subsidiaries of the Company, hereinafter TSVLP) and Gold Capital.

JOHN W. GOTH-DIRECTOR

Mr. Goth has been a director of the Company since 1987. Mr. Goth also serves on the board of directors of Royal Gold, Inc., a publicly traded company. For the past nine years, Mr. Goth has been a self-employed mining consultant.

DAVID C. REID-VICE PRESIDENT EXPLORATION AND DIRECTOR

Effective October 19, 1993, Mr. David Reid was appointed a member of the Board of Directors of the Company. On January 1, 1994, Mr. Reid became an employee and officer of the Company with the title Vice President Exploration and entered into an employment contract with the Company as discussed below. Mr. Reid devotes substantially all of his time to the business and affairs of the Company. From January 1, 1993 through December 31, 1993, Mr. Reid was an employee of TSVLP and sole director and president of U.S. Environmental Corporation, a wholly-owned subsidiary of the Company and 0.5 percent owner and limited partner in TSVLP. From September 1, 1991 through December 31, 1992, Mr. Reid was a consultant to the Company. Prior to September, 1991, Mr. Reid was an employee and officer (secretary) of the Company and served as a director.

DOUGLAS J. NEWBY-DIRECTOR

Mr. Newby has been a director of the Company since October 16, 1997. Mr. Newby also serves on the board of directors of Trans Atlantic Enterprises Inc., a British Columbia, Canada company with shares listed on the Vancouver Stock Exchange. Since 1991, Mr. Newby has been Managing Partner of Moyes Newby & Co., Inc., a firm that provides strategic corporate finance advice to the international natural resource industries.

WILLIAM F. PASS-VICE PRESIDENT, CHIEF FINANCIAL OFFICER, SECRETARY

Mr. Pass joined the Company in June, 1988 and was appointed Corporate Secretary on September 1, 1991 and effective January 1, 1994, was made Vice President Administration. Effective February 1, 1996, Mr. Pass was appointed Vice President, Chief Financial Officer and Corporate Secretary. Mr. Pass devotes substantially all of his time to the business and affairs of the Company. Effective January 1, 1994, Mr. Pass and the Company entered into an employment contract as discussed below.

There are no family relationships between officers and directors of the Company except that David C. Reid, an officer and director of the Company, is brother to William W. Reid, president of the Company and director.

Section 16(a) Beneficial Ownership Compliance

Based solely upon review of Forms 3 and 4 and amendments thereto furnished to the Company during 1998 and Forms 5 and amendments thereto furnished to the Company with respect to 1998, the Company is not aware of any person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than ten percent of the stock of the Company that failed to file on a timely basis, as disclosed in the above Forms, reports required by section 16(a) during the most recent fiscal year or prior years.

ITEM 10.  EXECUTIVE COMPENSATION

Compensation of Officers

The following table summarizes the total compensation of the Executive Officers of the Company for the Companys last three fiscal years. Except as set forth below under Stock Option Plan and Pension Plan, there were no compensation plans for which cash or non-cash distributions, other than salaries, were made during the last fiscal year:
                                  Summary Compensation Table
                             Annual Compensation   All
Name and Principal                                 Other
Position              Year   Salary     Bonus   Compensation (5)

William W. Reid,      1998 $235,204(1)  $-          $-
President and CEO     1997 $243,719     $150,000    $22,500(4)
                      1996 $205,048     $ 80,000    $-

William F. Pass,      1998 $107,275(2)  $-          $-
Vice President,       1997 $111,054     $ 67,500    $19,495(4)
Chief Financial       1996 $ 93,966     $ 36,000    $-
Officer and Secretary

David C. Reid,        1998 $117,869(3)  $-          $-
Vice President        1997 $122,531     $ 75,000    $21,530(4)
                      1996 $103,534     $ 40,000    $-

(1) Of this amount, only $181,695 was paid and $53,509 is owned to the employee as of December 31, 1998.
(2) Of this amount, only $83,196 was paid and $24,079 is owned to the employee as of December 31, 1998.
(3) Of this amount, only $91,114 was paid and $26,755 is owned to the employee as of December 31, 1998.
(4) On December 10, 1985, the Companys Board of Directors adopted a Simplified Employee Pension Plan (SEP). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the performance of the Company. The Company has not yet determined any contributions to the SEP for the year ended December 31, 1998. The Company made a contribution of 15 percent during year 1997 for calendar year 1996. No contribution was made for the calendar year 1997. Under the SEP, the Company has the option of contributing a certain amount directly to its employees Individual Retirement Accounts. The Plan covers all employees of the Company with certain participation requirements, however the Company is not required to make any contributions in a given year. If contributions are made, they must be made to all eligible employees. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $24,000 for calendar year 1998 or 15 percent of that employees total compensation.

(5) Effective June 1, 1995, the Company granted to its executive officers and outside director options to purchase an aggregate 450,000 shares of common stock of Gold Capital Corporation from TSVLP or the Company at an exercise price of $1.25 per share (the market price of the shares as of the date of the grant). After the merger of Gold Capital with Globex and effective September 30, 1997, those option agreements were terminated and replaced with option agreements for common stock of Globex. Effective December 15, 1998, these options were terminated without consideration to the holders.

Option Grants in Last Fiscal Year

There were no grants of stock options made pursuant to the Non-
Qualified Stock Option and Stock Grant Plan during 1998 to
Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Table Value

Shown below is information at December 31, 1998 with respect to the exercised and unexercised options to purchase the Companys common stock to Executive Officers under the Non-Qualified Stock Option and Stock Grant Plan.

                     Number of Securities     Value of Unexercised
                     Underlying Unexercised   In-the-Money Options
                     Options Held at          at
Name                 December 31, 1998 (1)    December 31, 1998 (2)

William W. Reid      888,295                   $0
William F. Pass      295,000                   $0
David C. Reid        665,000                   $0

(1)  These options were exercisable at December 31, 1998.
(2) Based upon the close price as reported by OTC Bulletin Board as of December 31, 1998 ($0.15 per share).

Compensation of Directors

The Company reimburses its outside directors for reasonable expenses incurred by them in attending meetings of the Board of Directors or of Committees of the Board. During 1998 $4,922 in such expenses were incurred or paid. Additionally, outside directors are normally paid $4,500 per quarter for services.
During 1998, Mr. Goth received total compensation of $9,000 for his service as outside director for 1998 with the remaining $9,000 unpaid and owed to him as of December 31, 1998; and Mr. Newby received total compensation of $9,000 for his service as outside director for 1998 with the remaining $9,000 unpaid and owed to him as of December 31, 1998. Moyes Newby & Co., a company in which Mr. Newby is a principal, received an aggregate of $61,480 for financial consulting services and out of pocket expenses from the Company during 1998 (see Certain Relationships and Related Transactions, Relationship with Moyes Newby & Co., Inc., below). Directors who are also officers or employees of the Company or its affiliates do not receive compensation for their director responsibilities over their normal compensation as employees.

Employment Contracts

The Company entered into Employment Agreements effective January 1, 1994, as amended June 1, 1995 and July 21, 1998 with William W. Reid, William F. Pass, and David C. Reid (the Employment Contracts) each of which is for a five year term commencing January 1, 1994. The Employment Contracts shall be extended automatically by one year upon each anniversary date unless either the Company or employee provides the other party written notice prior to 120 days before such anniversary, that the Employment Contract will not be so extended. During 1998 the Company gave written notice under each Employment Contract that it was not automatically extending the term by an additional year. William W. Reids Employment Contract provides for a base salary of $157,500 per year for the first year, $200,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the Consumer Price Index (All Items-Urban) (the CPI-U). William F. Pass Employment Contract provides for a base salary of $75,000 per year for the first year, $90,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the CPI-U. David C. Reids Employment Contract provides for a base salary of $75,000 per year for the first year, $100,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the CPI-U. During 1998, the executives voluntarily deferred a portion of their base salary and in addition were owed a portion of their salary which the Company was unable to pay due to lack of funding. As of December 31, 1998, the Company owed salary to William Reid in the amount of $53,509, William F. Pass in the amount of $24,079 and David C. Reid in the amount of $26,755.

Each of the Employment Agreements provides that the employee would be entitled to receive a termination payment from the Company in a lump sum equal to 2.9 times the employees average annual compensation for the five taxable years immediately preceding the date of termination by the employee under certain circumstances (provided that the employee is not provided continued employment for a minimum of three years with compensation and other business terms equal to or more favorable to the employee than under the Employment Agreement) summarized as follows: i) the sale by the Company of substantially all of its assets to a single purchaser or to a group of affiliated purchasers; ii) the sale, exchange or other disposition, in one transaction or a series of related transactions, of at least 30 percent of the outstanding voting shares of the Company; iii) a decision by the Company to terminate its business and liquidate its assets; iv) the merger or consolidation of the Company with another entity or an agreement to such a merger or consolidation or any other type of reorganization; v) there is a material change in employees authority, duties or responsibilities;
or, vi) the Company acquires any stock or other investment in any business enterprise which acquisition or investment exceeds 40 percent of the net book value of the Company. Upon the death of an employee, the Company shall pay the employees estate an amount equal to one years salary; and upon termination by the Company following permanent disability of the employee, the Company shall pay the employee an amount equal to two years salary.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the number of shares of the Companys common stock owned beneficially as of December 31, 1998, by each person known by the Company to have owned beneficially more than five percent of such shares then outstanding, by each person serving as a director of the Company, the Executive Officers, and all of the Companys officers and directors as a group.

                                                Percentage of
Name and Address of    Type of       Number         Class
Beneficial Owner       Ownership    of Shares   Beneficially Owned

William W. Reid      Record and      985,295(1)     6.7 percent
338 Clayton No. 1    Beneficial
Denver, CO 80206

David C. Reid        Record and      684,970(2)     4.7 percent
9070 E. Jewell Circle Beneficial
Denver, CO 80231

William F. Pass      Record and      300,000(3)     2.1 percent
14820 W. 58th Pl     Beneficial
Golden, CO 80403

John W. Goth         Record and      200,000(4)     1.4 percent
15140 Foothill Road  Beneficial
Golden, CO  80401

Douglas J. Newby     Record and      100,000(5)     0.7 percent
5 White Street       Beneficial
Sag Harbour, N.Y. 11963

Placer Dome U.S.     Record and       975,000       7.0 percent
Inc.                 Beneficial
Suite 600-1055 Dunsmuir St.
Vancouver, British Columbia,
Canada V7X 1L3 (6)

Citigroup Inc.       Record and     3,162,374        22.7 percent
425 Park Avenue      Beneficial
New York, NY 10043 (7)

French American      Record and     2,142,171        15.4 percent
Banking Corporation  Beneficial
499 Park Avenue
New York, NY  10022

All officers and                    2,270,265         14.3 percent
directors as a group
(5 persons)

(1) This number includes options to purchase 388,295 shares at $.28125 per share and 500,000 shares at $.50 per share.
(2) This number includes options to purchase 365,000 shares at $.28125 per share and 300,000 shares at $.50 per share.
(3) This number includes options to purchase 195,000 shares at $.28125 per share and 100,000 shares at $.50 per share.
(4) This number consists of options to purchase 100,000 shares at $.28125 per share and 100,000 shares at $.50 per share.
(5) This number consists of an option to purchase 100,000 shares at $.531 per share.
(6) Placer Dome U.S. Inc. is a wholly owned subsidiary of Placer Dome Inc., a Canadian public company.
(7)  The securities are owned by The Travelers Indemnity Company.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Moyes Newby & Co., Inc.

During 1996 the Company retained the firm of Moyes Newby & Co., Inc. (Moyes Newby) as its financial advisor to develop potential financial options available to the Company and identify possible mining investment opportunities. Effective January 16, 1997, the relationship with Moyes Newby was suspended to allow the Company to focus its attention on the merger of its partner at Tonkin Springs, Gold Capital Corporation, with Globex Mining Enterprises, Inc. which merger was consummated August 29, 1997. Effective November 15, 1997, the Company and Moyes Newby entered into a month-to-month arrangement whereby Moyes Newby provided the Company general corporate and financial advisory services for a retainer of $5,000/month plus reimbursement of reasonable out of pocket expenses, for a total paid or accrued of $61,480 for 1998 and $13,625 for 1997. Douglas J. Newby is managing partner of Moyes Newby & Co., Inc. and effective October 16, 1997, Mr. Newby became a director of the Company.

Transaction with Gold Capital

From December 31, 1993 to February 26, 1999, the Companys joint venture partner in the Tonkin Springs Project (the Project) was Gold Capital Corporation (Gold Capital) who held a 60 percent undivided interest in the Project following the sale to Gold Capital of that interest by the Company. The Company owned the remaining 40 percent undivided interest through Tonkin Springs Venture Limited Partnership (TSVLP), a partnership owned by subsidiaries of the Company.

Included in the purchase price of Gold Capitals interest in the December 31, 1993 transaction was 300,000 shares of Gold Capital Series A Convertible Preferred Stock (the Preferred Stock) having an assigned value of $3 million which was converted effective December 31, 1996 into 1,750,000 shares of Gold Capital common stock. In addition, Gold Capital paid mandatory dividends on the Preferred Stock through November 30, 1996 with an aggregate of 275,518 common shares and satisfied a liability to the Company with 262,029 additional shares, resulting in the Company owning a total of 2,287,547 common shares of Gold Capital. For a portion of 1997 the Company provided Gold Capital staff support and administrative services under a month to month arrangement whereby the Company received an aggregate of $72,590.

Effective August 29, 1997, Gold Capital became a wholly-owned subsidiary of Globex Mining Enterprises, Inc. (Globex), a Canadian corporation with shares traded on the Toronto stock exchange (symbol: GMX) pursuant to the merger of Gold Capital with a subsidiary of Globex (the Gold Capital Merger). The Company received an aggregate of 631,905 shares of Globex common stock in exchange for its shares of Gold Capital which as of December 31, 1998 represents approximately 5.4 percent of the outstanding common shares of Globex.

William W. Reid, president of the Company, was appointed a member of the board of directors of Gold Capital subsequent to the December 31, 1993 transaction pursuant to the Gold Capital
Preferred Stock covenants, and served in that capacity until August
29, 1997.

Effective February 26, 1999, TSVLP and Gold Capital terminated the Tonkin Springs Project Mining Venture Agreement dated December 31, 1993 as amended. Gold Capital then immediately sold its 60 percent undivided interest in the Project to Tonkin Springs Holdings Inc., a Colorado corporation (TSHI).

ITEM 13.  EXHIBITS AND REPORTS ON FORM 8-K.

(a)  Exhibits.

3.0 Companys Articles of Incorporation, as Amended June 22, 1988, July 5, 1988, and December 20, 1991 (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995,
Exhibit 3.0).
3.1 Companys Bylaws, as Amended June 22, 1988 (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995,
Exhibit 3.1).
10.1 Agreement To Pay Distributions dated February 21, 1992, by and between Tonkin Springs Gold Mining Company and French American Banking Corporation (incorporated by reference from the Report on Form 8-K dated February 21, 1992, Exhibit 4).
10.2 Amended and Restated Non-Qualified Stock Option and Stock Grant Plan, as amended effective December 8, 1993 (incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 1993, Exhibit 10.14).
10.3 Purchase and Sales Agreement dated December 31, 1993, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.1).
10.4 Mining Venture Agreement dated December 31, 1993, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.5).
10.5 Amendment to Mining Venture Agreement dated effective August 29, 1997, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference to the Report on Form 10-QSB dated September 30, 1997, Exhibit 6.a).
10.6 Amended Employment Agreement with William W. Reid dated June 1, 1995 (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.1).
10.7 Amended Employment Agreement with William F. Pass dated June 1, 1995 (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.2).
10.8 Amended Employment Agreement with David C. Reid dated June 1, 1995 (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.3).
*10.9   Members Agreement of the Members of Tonkin Springs LLC by
and between Tonkin Springs Venture Limited Partnership and Tonkin Springs Holdings Inc. dated February 26, 1999.
*10.10 Operating Agreement of the Members of Tonkin Springs LLC by and between Tonkin Springs Venture Limited Partnership and Tonkin Springs Holdings Inc. dated February 26, 1999.
*10.11  Amendment to Employment Agreement with William W. Reid dated July 21, 1998.
*10.12  Amendment to Employment Agreement with William F. Pass dated July 21, 1998.
*10.13  Amendment to Employment Agreement with David C. Reid dated
July 21, 1998.
21. Subsidiaries of the Company (incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 1993,
Exhibit 21).
*23.1   Consent of BDO Siedman, LLP, to the incorporation by
reference of their audit report dated March 26, 1999, in the
Companys Form S-8.
*23.2   Consent of Stark Tinter & Associates LLC, to the
incorporation by reference of their audit report dated March 19, 1999, in the Companys Form S-8.
*27     Financial Data Schedule

*Filed herewith.

(b)    Reports on Form 8-K during the 4th quarter of 1998.
       None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act of 1934, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GOLD CORPORATION

March 26, 1999  By: William W. Reid
                William W. Reid, President and
                Chief Executive Officer

March 26, 1999  By: William F. Pass
                William F. Pass, Vice President, Chief
                Financial Officer and Secretary

In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

March 26, 1999  By: William W. Reid
                William W. Reid, Chairman of the Board of Directors

March 26, 1999  By: David C. Reid
                David C. Reid, Exploration Vice President and
                Director

March 26, 1999  By: John W. Goth
                John W. Goth, Director

March 26, 1999  By:Douglas J. Newby
                Douglas J. Newby, Director